UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	As at 28 February 2007	As at 28 February 2006	As at 30 November 2006 (Audited)
	$	$	$

Assets

Current
Cash and cash equivalents (Note 3)	30,105,471	13,674,852	30,149,153
Available for sale investments (Note 4)	105,000	82,000	72,000
Amounts receivable (Note 5)	222,696	157,137	358,427
Prepaid expenses	105,046	-	111,016

	30,538,213	13,913,989	30,690,596

Property, plant and equipment (Note 6)	103,550	32,870	107,424

	30,641,763	13,946,859	30,798,020

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	365,193	66,933	465,922
Deferred tax liability (Note 13)	3,048,773	-	-

	3,413,966	66,933	465,922

Shareholders’ equity
Capital stock (Note 10)
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
28 February 2007 – 96,901,357 common shares
28 February 2006 – 75,191,400 common shares
30 November 2006 – 96,251,717 common shares	30,240,961	15,186,551	36,879,416
Contributed surplus (Note 10)	3,447,420	1,569,066	3,429,508
Share subscriptions received in advance (Note 10)	-	505,189	7,500
Warrants (Note 10)	9,450,930	4,667,761	9,459,394
Other comprehensive income	69,000	-	-
Deficit, accumulated during the exploration stage	(15,980,514)	(8,048,641)	(19,443,720)

	27,227,797	13,879,926	30,332,098

	30,641,763	13,946,859	30,798,020

Nature and Continuance of Operations (Note 1), Commitments (Note 12), and Subsequent Events (Note 16)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 17)

On behalf of the Board:

/s/ Tim Coupland	Director	/s/ Michael Bogin	Director
Tim Coupland		Michael Bogin

The accompanying notes are an integral part of these financial statements.

(1)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 28 February 2007	For the three month period ended 28 February 2006
	$	$

Expenses
Mineral properties expenditures (Schedule 1)	361,854	448,827
General and administrative (Schedule 2)	713,237	1,396,471

Net loss before other items and income taxes	(1,075,091)	(1,845,298)

Other items
Interest income	323,483	131,768
Gain on sale of available for sale investments	57,890	-

Net loss before income taxes	(693,718)	(1,713,530)

Future income tax recovery (Note 13)	4,156,924	1,478,400

Net income (loss) for the period	3,463,206	(235,130)

Basic earnings (loss) per common share (Note 2)	0.036	(0.004)
Diluted earnings (loss) per common share (Note 2)	0.030	(0.004)

Weighted average number of common shares outstanding
Basic	96,462,940	72,141,921
Diluted	117,250,992	72,141,921

Comprehensive income
Net income (loss) for the period	3,463,206	(235,130)
Unrealized gain on available for sale investments	69,000	-

Total comprehensive income (loss) for the period	3,532,206	(235,130)

Basic comprehensive earnings (loss) per common share	0.037	(0.004)
Diluted comprehensive earnings (loss) per common share	0.030	(0.004)

The accompanying notes are an integral part of these financial statements.

(2)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 28 February 2007	For the three month period ended 28 February 2006
	$	$

Cash flows from operating activities
Net income (loss) for the period	3,463,206	(235,130)
Adjustments to reconcile income (loss) to net cash used by operating activities
Acquisition of mineral property interests (Notes 7 and 14)	-	182,500
Accrued interest income	(165,725)	-
Amortization of property, plant and equipment	6,206	1,496
Gain on sale of available for sale investments (Note 14)	(57,890)	-
Future income tax recovery (Note 13)	(4,156,924)	(1,478,400)
Stock-based compensation (Note 11)	220,085	1,151,458

	(691,042)	(378,076)

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	301,456	(116,294)
Decrease in prepaid expenses	5,970	-
Decrease in accounts payable and accrued liabilities	(100,729)	(12,655)

	(484,345)	(507,025)

Cash flows from investing activities
Purchase of property, plant and equipment	(2,332)	(20,253)
Proceeds on sale of available for sale investments	93,890	-

	91,558	(20,253)

Cash flows from financing activities
Issuance of warrants for cash	-	255,150
Warrants exercised	44,105	1,499,923
Options exercised	312,500	100,000
Share issuance costs	-	-
Share subscriptions received in advance	(7,500)	505,189

	349,105	2,360,262

Increase (decrease) in cash and cash equivalents (Note 3)	(43,682)	1,832,984

Cash and cash equivalents, beginning of period	30,149,153	11,841,868

Cash and cash equivalents, end of period	30,105,471	13,674,852

Restricted Cash and Cash Equivalents (Note 3)

Supplemental Disclosures with Respect to Cash Flows (Note 14)

The accompanying notes are an integral part of these financial statements.

(3)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236
Flow-through shares issued – cash ($1.85 per unit)	5,500,000	6,942,843	-	-	-	6,942,843
Flow-through shares issued – cash ($1.90 per unit)	6,380,000	9,613,448	-	-	-	9,613,448
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	125,125
Warrants exercised ($0.40 per share)	683,500	341,401	-	(68,001)	-	273,400
Warrants exercised ($0.40 per share)	1,853,000	931,318	-	(190,118)	-	741,200
Warrants exercised ($0.75 per share)	3,155,550	3,353,119	-	(986,456)	-	2,366,663
Warrants exercised ($0.65 per share)	1,228,750	1,214,681	-	(415,994)	-	798,687
Agent compensation warrants exercised ($0.40 per share)	21,581	10,780	-	(2,147)	-	8,633
Agent compensation warrants exercised ($0.40 per share)	51,622	25,945	-	(5,296)		20,649
Agent compensation warrants exercised ($0.36 per share)	200,468	94,422	-	(22,254)	-	72,168
Agent compensation warrants exercised ($0.36 per share)	106,396	49,765	-	(11,462)	-	38,303
Agent compensation warrants exercised ($0.65 per unit)	656,787	649,266	-	(222,355)	-	426,911
Agent compensation warrants exercised ($0.45 per unit)	1,985,664	1,694,744	-	(801,196)	-	893,548
Agent compensation warrants exercised ($0.75 per share)	935,691	701,768	-	-	-	701,768
Stock options exercised ($0.20 per share)	1,550,000	453,825	(143,825)	-	-	310,000
Stock options exercised ($0.60 per share)	350,000	348,488	(138,488)	-	-	210,000
Shares issued for mineral property ($0.73 per share) (Notes 7 and 14)	250,000	182,500	-	-	-	182,500
Shares issued for agent services rendered ($1.85 per share) (Note 14)	200,225	252,751	-	-	-	252,751
Warrants granted	-	-	-	6,755,901	-	6,755,901
Warrants expired	-	-	9,949	(9,949)	-	-
Share issuance cost – cash	-	(1,218,894)	-	-	-	(1,218,894)
Share issuance cost – share	-	(252,751)	-	-	-	(252,751)
Share issuance cost - warrant	-	(1,015,191)	-	-	-	(1,015,191)
Stock-based compensation (Note 11)	-	-	3,237,869	-	-	3,237,869
Subscriptions received in advance	-	-	7,500	-	-	7,500
Tax benefits renounced to flow-through share subscribers	-	(1,429,960)	-	-	-	(1,429,960)
Net loss for the year	-	-	-	-	(11,630,209)	(11,630,209)

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	(19,443,720)	30,332,098

The accompanying notes are an integral part of these financial statements.

(4)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

Number of shares issued		Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Other Comprehensive Income	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	-	(7,813,511)	11,899,236
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	-	125,125
Warrants exercised ($0.40 per share)	525,203	262,729	-	(52,648)	-	-	210,081
Warrants exercised ($0.65 per share)	599,577	592,712	-	(202,987)	-	-	389,725
Agent compensation warrants exercised ($0.36 per share)	283,964	133,464	-	(31,237)	-	-	102,227
Agent compensation warrants exercised ($0.45 per unit)	1,632,383	1,138,073	-	(658,650)	-	-	479,423
Agent compensation warrants exercised ($0.75 per share)	257,790	273,930	-	(80,588)	-	-	193,342
Stock options exercised ($0.20 per share)	500,000	146,395	(46,395)	-	-	-	100,000
Issued for interest in mineral property ($0.73 per share) (Notes 7 and 14)	250,000	182,500	-	-	-	-	182,500
Warrants granted	-	-	-	255,150	-	-	255,150
Stock-based compensation (Note 11)	-	-	1,151,458	-	-	-	1,151,458
Subscriptions received in advance	-	-	505,189	-	-	-	505,189
Tax benefits renounced to flow-through share subscribers	-	(1,478,400)	-	-	-	-	(1,478,400)
Net loss for the period	-	-	-	-	-	(235,130)	(235,130)

Balance at 28 February 2006	75,191,400	15,186,551	2,074,255	4,667,761	-	(8,048,641)	13,879,926

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	-	(19,443,720)	30,332,098
Warrants exercised ($0.65 per share) (Note 10)	25,000	24,714	-	(8,464)	-	-	16,250
Agent compensation warrants exercised ($0.75 per share) (Note 10)	37,140	27,855	-	-	-	-	27,855
Stock options exercised ($0.20 per share) (Note 10)	100,000	29,279	(9,279)	-	-	-	20,000
Stock options exercised ($0.60 per share) (Note 10)	487,500	485,394	(192,894)	-	-	-	292,500
Stock-based compensation (Note 11)	-	-	220,085	-	-	-	220,085
Subscriptions received in advance	-	-	(7,500)	-	-	-	(7,500)
Tax benefits renounced to flow-through share subscribers (Note 13)	-	(7,205,697)	-	-	-	-	(7,205,697)
Other comprehensive income	-	-	-	-	69,000	-	69,000
Net income for the period	-	-	-	-	-	3,463,206	3,463,206

Balance at 28 February 2007	96,901,357	30,240,961	3,447,420	9,450,930	69,000	(15,980,514)	27,227,797

The accompanying notes are an integral part of these financial statements.

(5)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Summary of Mineral Properties Expenditures

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 28 February 2007	For the three month period ended 28 February 2006
	$	$

Exploration operating expenses
Assays	11,225	149
Camp and field costs	27,857	-
Consulting fees	110,573	87,301
Geology and engineering	100,534	102,841
Surveying	80,816	-
Transportation	29,276	-
Travel	1,573	-

	361,854	190,291

Acquisition of mineral property interests (Notes 7 and 14)	-	258,536

	361,854	448,827

Details on Mineral Properties Expenditures (Note 7)

The accompanying notes are an integral part of these financial statements.

(6)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 28 February 2007	For the three month period ended 28 February 2006
	$	$

Advertising and promotion	138,141	57,287
Amortization	6,206	1,496
Automotive	1,455	931
Bank charges and interest (Note 14)	394	541
Consulting fees (Note 9)	-	14,344
Directors fees (Note 9)	27,000	3,066
Filing and financing fees (Note 14)	37,670	7,507
Legal and accounting (Note 9)	63,103	45,995
Management fees (Note 9)	17,500	22,500
Meals and entertainment	8,120	6,002
Office and miscellaneous	38,865	34,629
Rent and utilities	12,612	7,128
Salaries and benefits (Note 9)	59,380	-
Secretarial fees (Note 9)	11,500	9,037
Stock-based compensation (Note 11)	220,085	1,151,458
Telephone and internet	7,105	2,184
Transfer fees and shareholder information	55,810	25,587
Travel	8,291	6,779

	713,237	1,396,471

The accompanying notes are an integral part of these financial statements.

(7)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 28 February 2007 and for the three month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has income of $3,463,206 for the three month period ended 28 February 2007 (28 February 2006 – loss of $235,130) and has working capital of $27,124,247 at 28 February 2007 (28 February 2006 - $13,847,056, 30 November 2006 - $30,224,674).

The Company had cash and cash equivalents of $30,105,471 at 28 February 2007 (28 February 2006 - $13,674,852, 30 November 2006 - $30,149,153), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2007.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) for interim financial information.  Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.  Operating results for the three month period ended 28 February 2007 are not necessarily indicative of the results that may be expected for the year ended 30 November 2007.  For further information, refer to the audited financial statements of the Company for the year ended 30 November 2006.

(8)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Available for sale investments

Available for sale investments are reported at fair value based on quoted market prices.  Unrealized gains and losses on available for sale investments are included in shareholders’ equity as a component of other comprehensive income.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance
Furniture and fixtures	20%	declining balance

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

 (9)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is based on management’s estimation of reclamation costs to be incurred.  The accrued liability is reduced as reclamation expenditures are made.  Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Stock-based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date.  Any consideration received from the exercise of stock options is credited to share capital.  This section is only applicable to transactions that occurred on or after 1 December 2002.

Basic and diluted earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

 (10)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”.  This  section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s financial statements.

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized, and shareholders’ equity reduced on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 28 February 2007 the Company recognized a future income tax liability of $3,048,773 (28 February 2006 - $Nil, 30 November 2006 - $Nil).  As at 28 February 2006 and 30 November 2006, the Company’s net future income tax assets are fully offset by a valuation allowance.

Foreign currency translation

Revenue and expenses are translated at the exchange rates prevailing at the transactions dates.  Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

 (11)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, available for sale investments, amounts receivable, prepaid expenses and accounts payable and accrued liabilities.  The carrying value of the financial instruments is approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Restricted Cash and Cash Equivalents

A total of $19,571,466 of the Company’s cash and cash equivalents at 28 February 2007 relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral property operating expenditures.

4.

Available for Sale Investments

Pursuant to an exploration property option agreement referred to in Note 7, the Company received 200,000 common shares of Max Resource Corp. (“Max Resource”) valued at $82,000.  During the period ended 28 February 2007, the Company sold 100,000 shares for cash proceeds of $93,890 (Note 14).  At 28 February 2007, the carrying value of these marketable securities was equal to its market value of $105,000.

 (12)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

5.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	As at 28 February 2007	As at 28 February 2006	As at 30 November 2006 (Audited)
	$	$	$

Goods and Services Tax receivable	56,971	24,857	198,876
Interest receivable	165,725	123,493	159,551
Mineral property expenditures recovery	-	8,787	-

	222,696	157,137	358,427

6.

Property, Plant and Equipment

	Cost	Accumulated amortization	Net book value
			As at 28 February 2007	As at 28 February 2006	As at 30 November 2006 (Audited)
	$	$	$	$	$

Computer equipment	42,487	13,757	28,730	11,954	31,058
Equipment	62,166	9,323	52,843	20,916	53,231
Furniture and fixtures	25,705	3,728	21,977	-	23,135

	130,358	26,808	103,550	32,870	107,424

During the three month period ended 28 February 2007, total additions to property, plant and equipment were $2,332 (28 February 2006 - $20,253, 30 November 2006 - $111,504).

 (13)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

7.

Mineral Properties

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 hectares (“ha”) (4,450.50 acres) (the “Contact Lake Mineral Claims”) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), Canada, for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.

During the year ended 30 November 2005, the Company staked an additional 8,799.95 ha (21,735.38 acres) and increased the size of the Contact Lake Mineral Claims to 10,601.57 ha (26,185.88 acres).  The Contact Lake Mineral Claims now consists of sixteen contiguous claims located 5 kilometers (“km”) southeast of Port Radium on the east side of Great Bear Lake and 423 miles north of the city of Yellowknife, NT.

Expenditures related to the Contact Lake Mineral Claims for the three month period ended 28 February 2007 consist of assaying of $11,225 (28 February 2006 - $149), camp and field costs of $12,721 (28 February 2006 - $Nil), consulting fees of $110,573 (28 February 2006 - $80,721), geology and engineering of $80,210 (28 February 2006 - $99,039), surveying of $80,816 (28 February 2006 - $Nil), transportation of $1,832 (28 February 2006- $Nil) and travel of $1,573 (28 February 2006 - $Nil).

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims for the three month period ended 28 February 2007 consists of camp and field costs of $15,136 (28 February 2006 - $Nil), geology and engineering of $17,938 (28 February 2006 - $Nil) and transportation of $27,444 (28 February 2006 - $Nil).

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,447.26 ha (3,574.73 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

 (14)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

Expenditures related to the Port Radium – Crossfault Lake Mineral Claims for the three month periods ended 28 February 2007 consists of consulting fees of $Nil (28 February 2006 - $6,580) and geology and engineering of $Nil (28 February 2006 - $3,802) .

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc., to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

The Company had no expenditures related to the Eldorado Uranium Mineral Claims for the three month periods ended 28 February 2007 and 28 February 2006.

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500 (Note 14).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 263 miles north of Yellowknife, NT, totalling 5,867.23 ha (14,492.06 acres).

Total expenditures related to the North Contact Lake Mineral Claims consist of acquisition costs of $257,500 made during the three month period ended 28 February 2006.

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totalling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.

The Company has the right to acquire the remaining 50% interest subject to a 2% NSR, in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 12).

 (15)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

During the year ended 30 November 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  Under the Letter of Intent, Fronteer may earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 on exploration expenditures over three years.

The Company had no expenditures related to the Longtom Property for the three month periods ended 28 February 2007 and 28 February 2006.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the NT, Canada, for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

The Company had no expenditures related to the Longtom Property (Target 1) for the three month periods ended 28 February 2007 and 28 February 2006.

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) located in the Nonacho Basin, 275 km southeast of Yellowknife, NT, for cash proceeds of $60,000 (paid) and 300,000 common shares (issued and valued at $70,500) of the Company.

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in  three additional mineral claims (the “Kult Claims”) for cash payments of $40,000 (paid) and 350,000 common shares (issued and valued at $87,500) of the Company.  The MacInnis Lake Property now consists of fifteen mineral claims totalling 10,596.35 ha (26,172.98 acres).

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 with Max Resource, whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Property.  The terms of the option agreement call for Max Resource to make payments as follows:

i.

cash payments totalling $30,000 (received);

ii.

the issuance of 200,000 common shares of Max Resource (received and now valued at $105,000 (Note 4);

iii.

work commitments totalling $2,000,000 over a five year period ($750,000 on or before 1 April 2007 ($237,748 incurred); $250,000 thirty months from 1 April 2005; $250,000 on or before by 1 April 2008; $250,000 on or before 1 April 2009 and $500,000 on or before 1 April 2010.

 (16)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

The terms of the option agreement call for Max Resource to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments.  Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  The Company is the operator of the project for the term of the option agreement.

The Company has halted exploration activities on this property pending resolution of permit issues.

Expenditures related to the MacInnis Lake Property for the three month period ended 28 February 2007 consists of geological consulting costs of $2,386 (28 February 2006 - $Nil).

8.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 28 February 2007 is $8,345 (28 February 2006 - $Nil) payable to directors and officers of the Company.

9.

Related Parties Transactions

During the three month period ended 28 February 2007, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $11,500 (28 February 2006 - $9,037) to an individual related to a director of the Company.

ii.

Paid or accrued accounting fees of $6,525 (28 February 2006 - $7,046) to a proprietorship controlled by the corporate secretary of the Company.  On 1 January 2007 the corporate secretary became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

iii.

Paid or accrued consulting fees of $Nil (28 February 2006 - $14,344) to a company controlled by a director of the Company.

iv.

Paid accrued management fees of $17,500 (28 February 2006 - $22,500) to a company controlled by a director of the Company.  On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

v.

Paid or accrued directors fees of $5,000 (28 February 2006 - $Nil) to a partnership controlled by a director of the Company.

vi.

Paid or accrued directors fees of $14,000 (28 February 2006 - $Nil) to a company controlled by a director of the Company.  On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

 (17)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

vii.

Paid or accrued directors fees of $8,000 (28 February 2006 - $3,000) to a company controlled by a director of the Company.

viii.

Paid or accrued salaries and benefits of $59,380 (28 February 2006 - $Nil) to employees who are directors and/or officers of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Capital stock transactions of the Company during the three month period ended 28 February 2007 are summarized as follows:

i.

During the three month period ended 28 February 2007, the Company issued 25,000 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants.  As at 28 February 2007, 6,246,250 share purchase warrants in this series remain outstanding.

ii.

During the three month period ended 28 February 2007, the Company issued 37,140 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants.  As at 28 February 2007, 20,002 agent compensation warrants in this series remain outstanding.

iii.

During the three month period ended 28 February 2007, the Company issued 100,000 common shares valued at a price of $0.20 per share upon exercise of previously outstanding stock options.  As at 28 February 2007, 200,000 stock options in this series remain outstanding.

iv.

During the three month period ended 28 February 2007, the Company issued 487,500 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options.  As at 28 February 2007, 2,412,500 stock options in this series remain outstanding.

 (18)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

The following incentive stock options were outstanding at 28 February 2007:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	0.15	55,000	0.34
	0.20	200,000	1.36
	0.60	2,412,500	1.92
	1.57	3,250,000	1.58

		5,917,500

The following is a summary of stock based compensation activities during the three month periods ended 28 February 2007 and 2006:

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2005	1,915,000	0.20

Granted	3,250,000	0.60
Exercised	(500,000)	0.20
Expired	(10,000)	0.14

Outstanding and exercisable at 28 February 2006	4,655,000	0.48

Weighted average fair value of options granted during the period		0.40

 (19)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2006	6,505,000	1.06

Granted	-	-
Exercised	(587,500)	0.53
Expired	-	-

Outstanding and exercisable at 28 February 2007	5,917,500	1.12

Weighted average fair value of options granted during the period		-

Warrants and agent compensation warrants

The following share purchase warrants and agent compensation warrants were outstanding at 28 February 2007:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Warrants	0.75	1,844,450	0.56
Warrants	0.65	6,246,250	0.56
Agent compensation warrants	0.45	9,336	0.56
Agent compensation warrants	0.75	20,002	0.56
Agent compensation warrants	2.15	435,680	0.65
Agent compensation warrants	2.10	100,112	0.65
Warrants	2.10	2,750,000	0.65
Agent compensation warrants	2.20	508,296	1.13
Warrants	2.15	3,190,000	1.13

		15,104,126

 (20)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

The following is a summary of warrant activities during the three month periods ended 28 February 2007 and 2006:

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2005	18,395,854	0.61

Granted	816,192	0.75
Exercised	(3,526,417)	0.50
Expired	-	-

Outstanding and exercisable at 28 February 2006	15,685,629	0.65

Weighted average fair value of warrants granted during the period ended 28 February 2006		0.31

Outstanding and exercisable at 1 December 2006	15,166,266	1.35

Granted	-	-
Exercised	(62,140)	0.71
Expired	-	-

Outstanding and exercisable at 28 February 2007	15,104,126	1.35

Weighted average fair value of warrants granted during the period ended 28 February 2007		-

 (21)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

The weighted average grant date fair value of warrants issued during the three month period ended 28 February 2007, amounted to $Nil per warrant (28 February 2006 - $0.31261 per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	As at 28 February 2007	As at 28 February 2006

Risk free interest rate	-	3.73%
Expected life	-	2 years
Annualized volatility	-	87.98%
Expected dividends	-	-

11.

Stock-Based Compensation

During the three month period ended 28 February 2007, the Company granted Nil stock options (28 February 2006 - 3,250,000) to employees, directors and consultants.  Options granted prior to 1 December 2006 which vested in fiscal 2007 were estimated using the Black-Scholes model to have a fair value of $220,085. (28 February 2006 - $1,151,458)  This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	As at 28 February 2007	As at 28 February 2006

Risk free interest rate	-	3.87
Expected life	-	1 year
Annualized volatility	-	100.03%
Expected dividends	-	-

12.

Commitments

i.

On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director of the Company requiring the payment of $5,000 per month.  This amount was increased to $12,500 per month effective 1 February 2006.  This arrangement was terminated retroactive to 1 January 2007 and the individual became an employee of the Company requiring the remuneration of $16,667 per month (Note 9).

 (22)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

ii.

On 10 January 2006, the Company entered into a contract for media and investor relations services with a company requiring the payment of US$3,000 per month and the issue of 200,000 stock options exercisable at $0.60 per common share.  The options were issued during the year ended 30 November 2006 (Note 11).

iii.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 7).

iv.

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

v.

The Company entered into a five year lease for premise with minimum lease commitments of approximately $3,575 per month.

13.

Income Taxes

During the three month period ended 28 February 2007 the Company issued Nil common shares (28 February 2006 – Nil, 30 November 2006 - 11,880,000) on flow-through basis for gross proceeds of $Nil (28 February 2006 - $Nil, 30 November 2006 - $22,297,000).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.  During the three month period ended 28 February 2007, the Company renounced the tax benefits of a total of 11,880,000 flow-through common shares issued prior to 30 November 2006 resulting in an income tax recovery of $4,156,924.

As at 28 February 2007, the Company had total net operating losses and mineral property expenditures of approximately $3,715,575 and $7,280,319 respectively.  The right to claim the net operating loss carry forwards will expire at various dates through to the taxation year ending 30 November 2012.  The cumulative exploration expenditures can be carried forward indefinitely.  Because of the uncertainty regarding the Company’s ability to utilize the tax assets in future years, an allowance equal to the full amount has been provided.  Consequently, the income tax benefits resulting from the utilization of these tax assets will be recognized in the year in which they are realized for income tax purposes.

 (23)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

14.

Supplemental Disclosures with Respect to Cash Flows

	For the three month period ended 28 February 2007	For the three month period ended 28 February 2006
	$	$

Cash paid during the period for interest	-	541
Cash paid during the period for income taxes	-	-

During the three month period ended 28 February 2007, the Company sold 100,000 common shares of Max Resources Corp. for proceeds of $93,890 (Notes 4 and 7).

During the year ended 30 November 2006, the company issued 200,225 common shares valued at $252,751 and 2,036,921 warrants valued at $1,015,191 for agent services rendered.

During the year ended 30 November 2006, the Company issued 250,000 common shares valued at $182,500 for the acquisition of the mineral property interests (Note 7).

15.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

16.

Subsequent Events

The following events occurred subsequent to 28 February 2007:

i.

The Company issued an additional 12,500 common shares for total cash proceeds of $7,500 for options exercised.

ii.

The Company issued an additional 2,600,000 common shares for total cash proceeds of $1,690,000 for warrants exercised.

iii.

The Company issued an additional 2,004 common shares for total cash proceeds of $1,102 for agent compensation warrants exercised.

 (24)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

17.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.  Had the Company prepared the financial statements in accordance with US GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	For the three month period ended 28 February 2007	For the three month period ended 28 February 2006
	$	$

Statement of loss

Net income (loss) for the period based on Canadian GAAP	3,532,206	(235,130)
Stock based compensation (Note 17(ii))	-	-
Income tax expense on current period United States GAAP adjustments – Flow-through shares (Note 17(i))	(4,156,924)	(1,478,400)

Net loss for the period based on United States GAAP	(624,718)	(1,713,530)

Other comprehensive income (Note 17(iv))	-	-

Comprehensive loss for the period based on United States GAAP	(624,718)	(1,713,530)

Loss per share, basic and diluted	(0.01)	(0.02)

Comprehensive loss per share, basic and diluted	(0.01)	(0.02)

Shareholders’ equity

Canadian & US GAAP	30,276,570	1,671,707

 (25)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

Balance sheet difference

	As at 28 February 2007	As at 28 February 2006	As at 30 November 2006 (Audited)
	$	$	$

Share capital

Canadian GAAP	43,208,311	21,928,567	49,775,818
Flow-through shares (Note 17(i))	6,619,895	2,552,868	2,504,428
Stock-based compensation (Note 17 (ii))	189,176	189,176	189,176
Other comprehensive income (Note 17(iv))	-	-	38,000

United States GAAP	50,017,382	24,670,611	52,507,422

Deficit

Canadian GAAP	(15,980,514)	(8,048,641)	(19,443,720)
Flow-through shares (Note 17(i))	(9,668,668)	(2,552,868)	(2,504,428)
Stock-based compensation (Note 17(ii))	(189,176)	(189,176)	(189,176)

United States GAAP	(25,838,358)	(10,790,685)	(22,137,324)

Statement of cash flow difference

Under United States GAAP, separate subtotals within cash flow from operating activities are not presented.

i.

Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies.  The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer.  The issuer explicitly renounces the right to claim these deductions.  The investor’s tax base is reduced by the amount of deductions taken.

Under Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors.  The tax effect of the temporary difference is recorded as a reduction in share capital.

United States GAAP directs that when flow-through shares are issued, the proceeds should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

 (26)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

During the year ended 30 November 2005, the Company issued 10,000,000 flow-through common shares for total proceeds of $4,500,000.  All of these amounts were renounced to the respective investors during the year ended 30 November 2006.

During the year ended 30 November 2006, the Company issued 5,500,000 and 6,380,000 flow-through common shares for total proceeds of $10,175,000 and $12,122,000 respectively.  All of these amounts were renounced to the respective investors subsequent to the year ended 30 November 2006 (Note 17).

Proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at 28 February 2007, for United States GAAP purposes, cash of approximately $19,571,466 would be classified as restricted (Note 4).

ii.

Stock based compensation

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options as prescribed under FSAS No. 123 “Accounting for Stock-Based Compensation”.  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 2 and 11.

Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized.  Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options.  The Company’s reported increase of $186,176 in both share capital and deficit as at 30 November 2006 and 2005 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

iii.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued, and stock options and warrants are exercised at the date of grant.

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares.  For the years ended 30 November 2006, 2005 and 2004, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

 (27)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the three month periods ended 28 February 2007 and 2006 were 96,462,940 and 72,141,921, respectively.  The calculation of diluted earnings per share for the three  month periods ended 28 February 2007 and 2006 proved to be anti-dilutive.

iv.

Comprehensive income

CICA Handbook Section 1530, “Comprehensive Income”, establishes standards for the reporting an display of comprehensive income and its components in the financial statements.  As at 28 February 2007, the Company has items that represent comprehensive income and, therefore, has included a schedule of comprehensive income in the financial statements.

v.

Mineral property expenditures

Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 3.  For US GAAP purposes, exploration costs related to unproven mineral properties, leases and permits as well as acquisition costs for properties, leases and permits that do not provide for unrestricted exploration, are expensed as incurred.  The Company tracks expenditures on its mineral properties as exploration or development and under US GAAP capitalizes costs relating to the development of proven reserves.  Capitalized exploration costs are then assessed to determine if a write down in the carrying value is necessary and any write down would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred.

vi.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vii.

Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations.  The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter-parties.

 (28)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2007

viii.

Asset retirement obligations

In June 2001, the FASB issued SFAS No. 143 – “Accounting for Asset Retirement Obligations.” SFAS No. 143, effective for financial statements issued for fiscal years beginning after 15 June 2002, is substantially consistent with CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after 1 January 2004.  The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and SFAS No. 143 for US GAAP purposes effective 1 December 2004.

ix.

Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

x.

Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.  This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities.  This standard has no impact on the Company’s financial statements.

xi.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

xii.

Recent pronouncements

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

 (29)

Management’s Discussion and Analysis
for the Three Month Period Ended February 28, 2007

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Telephone: (604) 488-0860
Facsimile: (604) 408-3884
Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Three Month Period Ended February 28, 2007

This management’s discussion and analysis (“MD&A”), dated April 20, 2007 should be read in conjunction with the accompanying unaudited financial statements and notes for the three month period ended February 28, 2007.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. (the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories. These properties are in the exploration stage.  The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

The Company successfully completed its Phase 1 & 2 drilling and field exploration work program at the Company’s Eldorado-Glacier Lake permit area located on the north side of Echo Bay and Contact Lake permit area located south of Echo Bay.  All drill core and surface exploration samples were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to ACME Analytical Laboratories Ltd. (“ACME”) in Yellowknife, Northwest Territories (“NT”) where they were crushed and pulped and then transported to ACME’s main laboratories in Vancouver, British Columbia (“BC”) for assaying.  ACME is a fully registered lab for analysis by ICP-MS and ICP-FA techniques.  The Company has been reporting its drill results when they are received by the Company.

The Company to date has completed 14,475.60 meters of drilling in 2006 (46 holes).  On April 5, 2007 the Company announced that it received assay results from the final eleven holes from the summer/fall drill program.  Of the 46 holes that were drilled, 43 holes have reported that they have intercepted poly-metallic mineralization.

Subsequent to quarter end, the Company staked a number of new and highly prospective uranium targets after reviewing the results of the Company’s recently completed Regional High Resolution Aeromagnetic Gradiometer-radiometric Survey over the Eldorado & Contact Lake uranium belts.  The newly acquired Eldorado South uranium claims consist of sixteen contiguous claims located south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 423 miles north of the city of Yellowknife, and consists of 15,055.31 hectares (“ha”) (37,202.32 acres). This recent property acquisition increases the size of the Eldorado & Contact lake IOCG and uranium projects to 35,502.12 ha (87,705.96 acres). The anomalous area of the Eldorado south uranium claims includes several large radiometric anomalies of up to 2.5 kilometers (“km”) in length and suggests a potentially significant near surface uranium target. These large uranium anomalies have never been explored nor drill tested and will be an important focus of exploration by Alberta Star in 2007. The airborne geophysical survey was conducted in July and consisted of 16,708 line-km at 100 meter line-spacings and was completed under hot, sunny and dry weather conditions.

This is the first High Resolution, Multi-Parameter Regional Radiometric and Magnetic survey ever conducted over the Eldorado & Contact Lake IOCG & Uranium Belt using newly developed geophysics technology. Several of the larger anomalies show uranium radiometric signatures of comparable or greater in strength, to the known zones of uranium mineralization already identified on the Company’s uranium properties.

The Company will begin a detailed regional reconnaissance scale sampling and mapping program on the newly staked Eldorado south uranium claims. The Company intends to rapidly advance its uranium exploration and drilling activities in 2007 and continue with development of its strategically owned assets in the Eldorado & Contact Lake uranium and IOCG districts.

The Company has a 2007 exploration budget of $15,000,000 for its Northwest Territories properties, called the Eldorado and Contact Lake IOCG & Uranium Properties and has secured three BBS-25A (71 series) for deep drilling in 2007.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX” and on the OTCBB under the symbol “ASXSF”.

As at February 28, 2007 the Company had $30,105,471 of cash and cash equivalents on hand.  Cash on hand at the date of this MD&A is $31,295,032, which is sufficient to cover additional property acquisitions, planned exploration expenditures, drilling, and administration for at least 12 months.

RESULTS OF OPERATIONS

SUMMARY

The Company’s net income for the quarter ended February 28, 2007 was $3,463,206 or $0.036 per share compared to a net loss of $(235,130) or $(0.004) per share for the same period in 2006.  Contributing to the period over period differences were an increase in advertising and promotion of $80,854, directors fees of $23,934, filing and financing fees of $30,163, transfer fees and shareholder information expenses of $30,223 and salaries and benefits of $59,380. The expenditures were offset by a decrease in stock-based compensation, a non-cash expense, of $931,373, a decrease in mineral property expenses of $86,973, an increase in interest income of $191,715, a gain on sale of available for sale investments of $57,890 and future income tax recoveries of $4,156,924.

Advertising and promotion expenses for the three month period ended February 28, 2007 were $138,141 as compared to $57,287 for the same period in the prior year, with the increase attributed to costs associated with news release dissemination and fees paid to consultants.

Directors fees for the quarter were $27,000 as compared to $3,066 for the same period in the prior year.  The increase in directors fees are attributed to quarter-over-quarter director fee changes, an increase in the number of directors and increases to director compensation.

Filing and financing fees increased to $37,670 for the quarter as compared to $7,507 for the same period a year prior.  The increase in costs is directly attributed to an increase in the TSX Venture Exchange fees because of the Company’s higher market capitalization over the prior year.

Transfer fees and shareholder information costs for the quarter were $55,810 as compared to $25,587 for the same period in the prior year attributed to increased fees and increased number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Salaries and benefits for the quarter increased to $59,380 as compared to $Nil for the same period in the prior year.  Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on an independent contractor/consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

Stock based compensation, a non-cash expense, is comprised of the fair value of stock options granted to employees and consultants that vest in the period.  Stock-based compensation decreased to $220,085 for the quarter as compared to $1,151,458 for the same period in the prior year.  The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.  The Company uses the Black-Sholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense over the vesting term of the option.

Interest income for the three month period ended February 28, 2007 increased to $323,483 as compared to $131,768 for the same period in the prior year, primarily due to significantly higher average cash balances in 2007 versus 2006.  Cash is invested either in interest-earning accounts or term deposits until required.

Total assets at February 28, 2007 decreased to $30,641,763 from $30,798,020 at November 30, 2006 primarily as a result of mineral property expenses. In addition, the company realized cash inflows from the exercise of warrants and options of $356,605 and proceeds from available for sale investments of $93,890 offset by the purchase of property, plant and equipment of $2,332 and cash outflows from operations of $484,345.

In addition, the Company sold 100,000 of its 200,000 shares of Max Resource for total proceeds of $93,890, realizing a gain of $57,890.    At February 28, 2007, the fair value and carrying value of these available for sale investments were $105,000.

The Company has recorded a deferred tax liability of $3,048,773 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries.  Total expenditures for the three month period ended February 28, 2007 and 2006 are summarized below:

For the Three Month Period Ended February 28, 2007:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	298,950	-	-	298,950
Port Radium – Glacier Lake Mineral Claims, NT	60,518	-	-	60,518
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
South Eldorado Uranium Mineral Claims, NT	-	-	-	-
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	2,386	-	-	2,386
	361,854	-	-	361,854

For the Three Month Period Ended February 28, 2006	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	179,909	-	-	179,909
Port Radium – Glacier Lake Mineral Claims, NT	-	-	-	-
Port Radium – Crossfault Lake Mineral Claims, NT	10,382	-	-	10,382
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	257,500	-	257,500
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	-	-	-	-
	190,291	257,500	-	447,791

Exploration expenses for the three month period ended February 28, 2007 were $361,854 compared to $190,291 in the comparative period. The increase in operating expenses relates to assaying, staking and surveying costs associated with the 2006/2007 drilling and field exploration program at the Company’s Eldorado & Contact Lake IOCG & Uranium Properties.

Full particulars of expenditures on mineral properties are provided in note 7 to the unaudited financial statements for the three month period ended February 28, 2007.

PROPERTIES

Alberta Star’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests are situated north of Eldorado/Port Radium, NT and to the south of Contact Lake, NT, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package consisting of 35,502.12 ha (87,705.96 acres), in the region.

Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 ha (4,450.50 acres) located in the Contact Lake area, 680 km north of Yellowknife, NT. The acquisition was completed after payment of $60,000 and the issuance of 300,000 of the Company’s common shares, at a deemed value of $72,000. The Company completed additional staking in the area in order to increase the project size to 16 mineral claims, totalling 10,601.57 ha (26,185.88 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

In December 2006, the company reported that it discovered a new large zone of hydrothermal and structurally controlled poly-metallic breccias. The breccias are enriched in copper, gold, silver and cobalt situated on the Company’s K2 target site. The K2 target is located on the Contact Lake property, on the south side of Echo Bay.  Preliminary drilling of the K2 Target area has yielded significant poly-metallic drill results from a recently completed eight hole drill program. Drilling and fieldwork has confirmed widespread poly-metallic mineralization at several areas at the K2 target. All four drill holes reporting from a recently completed eight hole summer 2006 drill program intersected multiple zones of altered and highly mineralized breccias with disseminated and vein hosted copper, gold, silver, cobalt sulphide mineralization.

Highlights from significant mineralized down hole intervals from the first four holes reporting, include 49.52 meters (162.47 feet) of .25% copper (including 19.5 meters (63.98 feet) of .37% copper, 2.6 g/ton silver and .03% cobalt), 21.45 meters (70.37 feet) of .49% copper and 2.3 g/ton silver, 24.0 meters (78.74 feet)of .40% copper, 3.3 g/ton silver and 0.4 g/ton gold, 2 meters (6.56 feet) of .29% copper, 5.15 g/ton silver and 0.21% cobalt, and 1 meter  (3.28 feet) of 3.19% copper, 0.44% lead, 0.75% zinc and 164.8 g/ton silver.

The K2 target area is a new discovery in which significant poly-metallic copper, gold, silver and cobalt mineralization was encountered in a preliminary drilling program along a 250 meter strike length to a vertical depth of 300 meters. The mineralized zone remains un-delineated and open at depth and along strike in both directions. The mineralized zone is part of a regionally extensive linear zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The K2 mineralized breccia is open for drilling along strike for a presently undetermined length, and within a 200 to 300 meter wide horizon. This is the second large poly-metallic IOCG target zone that has emerged within the Eldorado & Contact Lake districts that are characterized by six or more different metals within a target horizon.  The K2 Zone will be drill tested in 2007, to determine its potential as a large bulk tonnage prospect.

In January 2007, the Company reported the results of its summer 2006 surface exploration sampling program at the Mag Hill target area.  The Mag Hill target area is located at the southern end of Echo Bay, approximately 15 km from the Eldorado uranium mine and 3 km east of the Contact Lake silver and uranium mine. The Eldorado uranium mine (1933-1960) formerly mined and produced 15 million pounds of U3O8 at an average head grade of 0.75% U3O8 and 8 million ounces of silver, plus copper, cobalt, nickel and lead. (Normin NTGO: SENES Report 2005). The Mag Hill target area is an IOCG plus uranium drill prospect now emerging at Contact Lake.

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite- feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites.  The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

The alteration signature and zone at Mag Hill is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT.  The Mag Hill discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Mag Hill region and in an extensive gossan at the southeast end of Echo Bay, with minor amounts of visible malachite.  In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Mag Hill area.

Highlights from grab samples assayed:

•

0.69% U3O8 and 30.9 g/ton silver and 0.32% lead (the maximum uranium values returned from the assayed samples)

•

0.38% U3O8 and 30.5 g/ton silver and 0.24 % lead

•

0.31% U3O8 and 7.8 g/ton silver

This region is being targeted for detailed uranium exploration due to its notable similarities to the Port Radium-Eldorado mine region with regard to hydrothermal alteration and mineralization and large size of the associated hydrothermal system, 1-2 km2 core zone of magnetite-actinolite-apatite alteration, kilometre-scale surface gossans and distinct lenses of poly-metallic sulphide mineralization.

The Company analyzed over 121 surface grab samples from the Mag Hill Grid over a 5 square km area in the southern portion of the Contact Lake belt. 25 samples collected were variably enriched in uranium, silver, copper, lead, zinc, nickel and cobalt.  The rock samples assayed to a maximum of 0.69% uranium, 68.0 g/ton silver, 4.98% copper, 0.40% lead, 0.49% zinc, 0.23% nickel, 0.58% cobalt, 0.4 g/ton gold and 0.10% bismuth.

Also in January 2007, the Company reported that it received assays on a further four holes completing its eight hole summer/fall 2006 preliminary drill program at the  K2 discovery at Contact Lake, NT.  Completion of an additional four drill holes has confirmed and expanded the widespread poly-metallic mineralization at the K2 target. All eight drill holes reporting from a recently completed eight hole summer 2006 drill program intersected multiple zones of altered and highly mineralized breccias with disseminated and vein hosted copper, gold, silver, cobalt sulphide mineralization. All drill cores were prepared, bagged and sealed by our supervised personnel and were transported by plane to ACME.

Highlights from significant mineralized down hole intervals from the four new holes reporting, include 14.5 meters (47.85 feet) of .28% copper, 1.1 g/ton silver and .04% cobalt and 0.12 g/ton gold, 17.5 meters (57.75 feet) of .28% copper and 5.2 g/ton silver, 17.4 meters of .41% copper, 2.7 g/ton silver, 0.01 % cobalt (including 0.5 meters 3.13 % copper, 16.8 g/ton silver) 46.5 meters (153.45 feet) of .22% copper, 0.94 g/ton silver and 0.01 g/ton gold, 3 meters (9.9 feet) of .73% copper, 1.8 g/ton silver and 0.01% cobalt, and 1 meter  (3.28 feet) of 3.19% copper.

Subsequent to quarter end, the Company reported that it received the assay results from an additional seven drill holes from the summer/fall drill program at the South Echo Bay gossan (“Echo Bay Program”) and from the Mag Hill VTEM anomaly (“Mag Hill Program”). The Echo Bay and Mag Hill drill programs were designed to evaluate the silver, uranium and poly-metallic potential of this newly emerging mineralized region. The region is situated at the southern end of the southeast arm of Echo Bay and is viewed by us as having the potential to host bulk tonnage mineralization. The drill results were successful in intercepting significant silver mineralization beneath a large pyretic gossan. The silver is contained in pyrite, chalcopyrite veins and disseminations within a kilometer scale phyllic and potassic alteration halo. The alteration zone is peripheral to an extensive zone of intense magnetite-actinolite-apatite alteration that was intersected in all holes drilled in the Mag Hill Program.  The South Echo Bay gossan silver-uranium target is located on our property, on the southern end of Echo Bay and 3 km due east of the Contact Lake Silver & Uranium mine.

The Company intersected 133 meters (439 feet) of 8.78 g/ton silver in hole number six in the Echo Bay silver discovery in Canada’s Northwest Territories. This interval also includes 13.5 meters (44.6 feet) of 17.73 g/t silver, 6.0 meters (19.8 feet) of 22.13 g/t silver, 7.5 meters (24.7 feet) of 20.54 g/t within this interval.  Hole number four intersected 37.5 meters (123.7 feet) of 20.69 g/t silver including  a 3.0 meter high grade zone of 195.7 g/ton silver (6.29 oz/t). A further 1.5 meters (44.6 feet) of 51.1 g/t (1.64 oz/t) silver were intersected in hole number five.

The Company believes that the results of the drill holes from the Echo Bay Program and the drill holes from the Mag Hill Program confirms the extensive nature of hydrothermal alteration and mineralization in the Port Radium-Echo Bay-Contact Lake poly-metallic belt. All drill cores from the Echo Bay Program and the Mag Hill Program were prepared, bagged and sealed by our supervised personnel and were transported by plane to ACME where they were crushed and pulped and then transported to ACME’s main laboratories in Vancouver, BC for assaying.

The Company also received assay results from the final eleven holes from the summer/fall drill program and continues to intersect significant poly-metallic mineralization at Mile Lake, NT.  The Company has intersected poly-metallic breccia’s and veins that are rich in copper, molybdenum, lead, zinc, silver and tungsten  from the Mile Lake Breccia, the Thompson Showing and the J1 target area situated on the Company’s Contact Lake property on the south side of Echo Bay.  Preliminary drilling of the Mile Lake Breccia has yielded  significant poly-metallic drill results from drill holes 1 & 2 (NR Nov 16, 2006) and from the balance of 6 drill holes, now reporting from an 8 hole drill program. Drilling and field work has confirmed widespread poly-metallic mineralization at several target areas at Mile Lake, Thompson and J1, in both exploration rock sampling and in drill core.

The Company has intersected 4.50 meters (14.85 feet) of 12.13 g/t silver, 0.22% copper, 0.26% zinc, in hole CLMB-06-03 .  Hole number CLMB-06-04 intersected 3.0 meters of 23.20 g/ton silver. Hole number CLMB -06-07  intersected 1.5 meters (4.95 feet) of 29.10 g/ton silver, 0.36% copper, 0.15% zinc. A further 1.0 meter (3.3 Feet) of  41.10 g/ton silver 0.12%  zinc were intersected in hole CLMB-06-05. All six holes drilled encountered poly-metallic mineralization at Mile Lake, NT.

The Company has intersected 5.50 meters (14.85) of 1.70% copper and 23.90 g/t silver in hole number TS-06-01 at the Thompson Showing.

The Company believes that the results from the current drill program confirm the extensive nature of hydrothermal alteration and mineralization in the Contact Lake mineral belt. All drill cores were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to ACME in Yellowknife, NT where they were crushed and pulped, and then transported to ACME’s main laboratories in Vancouver, BC for assaying.

Highlights from significant mineralized down-hole intervals from the Mile Lake and Thompson Program reporting significant high grade silver, copper, lead, zinc values, include drill-hole number:

CLMB-06-03 intersected 4.5 meters (14.85 Feet) of 12.13 g/ton silver, 0.22% copper and 0.26% zinc.

•

A second interval of 4.5 meters (14.85 feet) of 11.0 g/ton silver, 0.23% copper, 0.07% lead, 0.26% zinc.

CLMB-06-04 intersected 3.0 meters (9.9 feet) of 23.20 g/ton silver

•

Also 3.0 meters (9.9 feet) of 12.30 g/t silver, including 1.5 meters (3.3 feet) of 15.60 g/t silver.

CLMB-06-07 intersected 6.0 meters (19.8 feet) of 7.43 g/t silver, including 1.5 meters of 29.10 g/t silver, 0.36% copper and 0.15% zinc.

.

TS-06-01 intersected 5.5 meters (18.15 feet) of 1.70% copper and 23.90 g/t silver.

The Company expects to continue with its 2007 Eldorado & Contact Lake IOCG & Uranium Projects. These exploration programs will include additional alteration mapping, rock sampling, ground and airborne geophysics and diamond drilling.

Expenditures related to the Contact Lake Mineral Claims for the three month period ended February 28, 2007 consisted of assaying of $11,225, camp and field costs of $12,721, consulting fees of $110,573, geology and engineering of $80,210, surveying of $80,816, transportation of $1,832 and travel of $1,573.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims totalling 2,424.23 ha (5,987.85 acres); collectively known as the Port Radium-Glacier Lake Mineral Claims. The properties are situated 1.5 km east of Port Radium on Great Bear Lake, NT. The interest was acquired by the Company paying $30,000 and issuing 360,000 common shares, valued at $72,000. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on property owned by the Company.  The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

In January 2007, the Company was advised by the Surveyor-General’s office of the Department of Natural Resources that the legal survey to lease at the Glacier Lake uranium claims has been provisionally approved.

Also in January 2007, the Company reported that it intersected 5.0 meters (16.5 feet) of 0.22% U308 at Eldorado. The latest results are from a recent nine-hole preliminary drill program completed in the fall of 2006. The program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines. The initial drill results from the first nine holes have discovered a new zone of hydrothermal and structurally controlled polymetallic vein breccias that are enriched in uranium, silver, gold, copper, nickel, cobalt, lead and zinc. The Eldorado uranium target is located on the Company’s property, on the north side of Echo Bay.  The completion of the drilling has confirmed additional widespread polymetallic and uranium mineralization. Seven drill holes intersected multiple zones of intensely altered and mineralized polymetallic breccias with disseminated and vein hosted mineralization. All drill cores were prepared, bagged and sealed by the our supervised personnel and were transported by plane to ACME where they were crushed and pulped and then transported to ACME’s main laboratories in Vancouver, BC for assaying.

Highlights from significant mineralized down hole intervals from the seven new holes reporting include hole number:

•

PR-06-03 intersected 1.5 meters (4.95 feet) of 0.15% U308 and within that 1.0 meter (3.3 feet) of 0.21% U308.

•

PR-06-09 which intersected 5.0 meters (16.5 feet) of 0.22% U308 and within that 0.70% U308 over 1.5 meters (4.95 feet)as well as 1.05 % U308 over 1.0 meter (3.3 feet) and 2.07% U308 over 0.5 meters (1.65 feet).

Other significant poly-metallic IOCG style mineralized down hole intervals at Eldorado/Echo Bay district include:

•

PR-06-01 which intersected 1.5 meters (4.95 feet) of 514.0 g/ton silver (16.54 ounces per ton) and 0.81% copper, 3.0 meters (9.9 feet) of 1.27% zinc and 20.8 g/ton silver, 15.37 meters (50.72 feet) of 0.61% lead, 0.35% zinc and 2.3 g/ton silver and 3.0 meters (9.9 feet) of 17.9 g/ton silver, 1.34% zinc.

•

PR-06-02 13.5 meters (44.5 feet) of 3.7 g/ton silver, 0.67% zinc and 0.18% lead, and 1.5 meters of 5.5 g/ton silver, 4.1 g/ton gold, 1.47% zinc and 0.58% lead.

In February 2007, the Company reported that it received the results from a five-hole summer/fall 2006 preliminary drill program at Echo Bay.  The program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mining district. The initial drill results discovered a new zone of hydrothermal and structurally controlled poly-metallic vein breccias that are enriched in silver, copper, nickel, cobalt, lead and zinc. The Echo Bay silver-uranium target is located on our property, on the north side of Echo Bay. The Company has intersected 10.5 meters (34.7 feet) of 117.1 g/ton silver (3.77 ounces per ton), 0.14% copper, 0.46% lead. 0.21% zinc and 0.18% nickel at Echo Bay in Canada’s Northwest Territories. This interval also included 5.0 meters (16.5 feet) of 237.9 g/ton silver (7.65 ounces per ton), 0.24% copper, 0.45% lead, 0.20% zinc, 0.37% nickel and 0.09% cobalt which includes 1.50 meters (4.95 feet) of 739.5 g/ton silver (23.79 ounce/ton), 0.19% copper, 0.56% lead, 0.45% zinc, 1.20% nickel, 0.22% cobalt.  A half meter zone of high grade 2,186.0 g/ton silver (70.33 ounce per/ton), 0.78% zinc, 3.57% nickel, 0.31% copper and 0.65% cobalt was also intersected in this interval.

Completion of the five drill holes confirms additional poly-metallic mineralization at Echo Bay. Three of five drill holes intersected multiple zones of altered and highly mineralized poly-metallic breccias with disseminated and vein hosted copper, silver, cobalt, nickel, lead and zinc mineralization.  One hole was abandoned and one did not return significant results.  All drill cores were prepared, bagged and sealed by our supervised personnel and were transported by plane to ACME in Yellowknife, NT where they were crushed and pulped, and then transported to ACME’s main laboratories in Vancouver, BC for assaying.

Highlights from significant mineralized down-hole intervals from the three new holes reporting significant values, include hole number:

•

EBM-06-02 intersected 10.5 meters (34.7 Feet) of 117.1 g/ton silver (3.77 ounces per ton), 0.14 copper, 0.46% lead, 0.21% zinc and 0.18% nickel

•

including 5.0 meters (16.5 Feet) of 237.9 g/ton silver (7.65 ounces per ton), 0.24% copper, 0.45% lead, 0.20% zinc, 0.37% nickel, 0.09% cobalt,

•

including 1.50 meters (4.95 feet) of 739.5 g/ton silver (23.79 ounces per ton), 0.30% copper, 0.47% lead, 0.45% zinc, 1.20% nickel, 0.22% cobalt.

•

including 0.50 meters (1.65 Feet) of 2186.0 g/ton silver (70.33 ounces per ton), 0.78% zinc, 3.57% nickel, 0.31% copper, 0.65% cobalt.

•

EBM-06-03 intersected 22.50 meters (73.8 feet) of 2.7 g/ton silver, 0.21% lead, 0.72% zinc.

Other significant poly-metallic IOCG style mineralized down-hole intervals at: EBM-06-02 included 3.0 meters (9.9 feet) of 1.26% lead, 2.75% zinc and 8.2 g/ton silver.

Subsequent to the quarter end, the Company received its preliminary report from SGS Lakefield Research Ltd. ("SGS"), which conducted mineral processing and metallurgical testing of silver & uranium tailings collected by the Company during the summer of 2006 from the Eldorado & Echo Bay silver and uranium mines. The SGS report included an investigation of the mineralogical properties, physical characterization, tailings composite, and an assessment of the leachability of the tailings to determine the potential recovery of uranium, silver, cobalt, nickel and copper. The purpose of this investigation was to determine the nature and mode of occurrence of Uranium-bearing minerals and base metal bearing sulphides. The report describes the findings from the mineralogical test program using a combination of QEMSCAN technology (Quantitative Evaluation of Materials by Scanning Electron Microscopy), X-ray Diffraction Analysis, and optical microscopy conducted on the tailings samples. SGS is an ISO-accredited Canadian based research facility in Lakefield, Ontario that has extensive experience in mineral processing and metallurgical testing of base, precious metals and uranium. The Company will be commissioning additional studies to determine the recoverability of metals from these tailings. The average grade of tailings previously reported by the Company and taken from 83 sample sites is 154 gm/mt Ag, 0.079% U308, 0.027% Cu, 0.073% Co, and 0.050% Ni.

The Company expects to proceed with its development of the Port Radium-Glacier Lake Uranium Mineral Properties in 2007. The exploration program will include detailed mapping, sampling, ground geophysics, and diamond drilling through November 30, 2007.

Expenditures related to the Glacier Lake Mineral Claims for the three month period ended February 28, 2007 consisted of camp and field costs of $15,136, geology and engineering of $17,938 and transportation of $27,444.

Port Radium – Crossfault Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,447.26 ha (3,574.73 acres) located north of Port Radium, NT, known as the Port Radium – Crossfault Lake Mineral Claims. The acquisition was completed after payment by the Company of $60,000 and issuance of 450,000 of its common shares (valued at $297,000). One-half of the NSR may be purchased for a one-time payment of $1,000,000 by the Company.

The Crossfault Lake claim block includes over 40 different metallic minerals, as identified by past geologists.  The Port Radium uranium belt was formally one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

The Company expects to proceed with its 2007 Port Radium – Crossfault Lake Mineral Claims exploration program, which will include mapping, geophysics, and diamond drilling through to November 30, 2007.

Port Radium – Eldorado Mineral Claims (Uranium Lease Claims), NT

During the year ended November 30, 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral leases totalling 106.53 ha (263.13 acres), located at Port Radium on Great Bear Lake, NT for a cash payment of $20,000 (paid).  Acquisition of the 50% ownership in the property entitled the Company to full access and possession to a detailed technical library, exploration reports and historical data in South Malartic’s possession.  Also, included in the data acquisition were reports, maps, historical uranium production records, drill logs and uranium assay reports.

The property is located on Labine Point at Port Radium, NT.  Starting in 1933, the mine produced 15 million pounds of high grade uranium and 8 million ounces of silver, plus copper, nickel, radium, lead and polonium.  The mine currently has about 40 km of existing underground workings on 14 levels.

North Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 263 miles north of Yellowknife, NT and consist of 5,867.23 ha (14,492.06 acres).

The property is in the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

 South Eldorado Uranium Mineral Claims, NT

During the quarter ended February 28, 2007, the Company staked sixteen claims (the “South Eldorado Uranium Mineral Claims”), located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 423 miles north of the city of Yellowknife.  The claims consist of 15,055.31 hectares (37,202.32 acres).

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share

February 28, 2007	$3,463,206	$0.036	$0.030
November 30, 2006	($3,895,492)	($0.05)	($0.05)
August 31, 2006	($5,602,506)	($0.06)	($0.06)
May 31, 2006	($1,897,081)	($0.02)	($0.02)
February 28, 2006	($235,130)	($0.004)	($0.004)
November 30, 2005	($846,099)	($0.01)	($0.01)
August 31, 2005	($1,059,803)	($0.03)	($0.03)
May 31, 2005	($440,439)	($0.01)	($0.01)

The Company did not generate any revenues, other than interest income and proceeds from the sale of available for sale investments, or have extraordinary items or results from discontinued operations in the period covered.

In the first quarter of 2007, the Company realized a full-diluted gain of $3,463,206 mainly attributed to a future income tax recovery of $4,156,924 recorded on $22,178,100 of flow-through shares that were renounced on December 31, 2006.

The Company’s net loss of $3,895,492 for the three month period ended November 30, 2006 includes $1,808,444 of expenses relating to mineral properties and $2,293,653 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,983,563 relating to stock options granted in the fourth quarter and the vesting of stock options previously granted.  The significant increase in the net loss as compared to the three month period ended November 30, 2005 was mainly attributable to the completion of Phase 1 and 2 drilling and field exploration work program at the Company’s Eldorado & Contact Lake IOCG & Uranium Properties.  In this three month period, there was a $2,355 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment, as well as no recorded future income tax recoveries.

The Company’s net loss of $5,602,506 for the three month period ended August 31, 2006 includes $5,545,488 of expenses relating to mineral properties and $305,529 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $39,568 related to the vesting of 100,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $1,897,081 for the three month period ended May 31, 2006 includes $1,644,372 of expenses relating to mineral properties and $407,040 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $63,280 related to the vesting of 160,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $235,130 for the three month period ended February 28, 2006 includes $448,827 of expenses relating to mineral properties and $1,396,471 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $1,151,458 related to the vesting of 2,910,000 stock options (3,250,000 granted).  A future income tax recovery of $1,478,400 is also included in the loss.  The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.  Mineral property expenditures related largely to the acquisition of the North Contact Lake Mineral Claims and exploration of the Contact Lake Mineral Claims.  In the three months period ended February 28, 2006, there were no losses on the sale of or write-offs of property, plant and equipment.

The Company’s net loss of $846,099 for the three month period ended November 30, 2005 includes $598,299 of expenses relating to mineral properties and $247,800 of general and administrative costs. In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries. Mineral property expenditures related largely to the acquisition and exploration of the Contact Lake Mineral Claims.

The loss of $1,059,803 for the three month period ended August 31, 2005 includes mineral property expenses of $767,033 and general and administrative expenses of $292,770 respectively. The loss also includes stock based compensation, a non-cash expense, of $185,580 related to the granting of 2,000,000 stock options. Mineral property exploration expenses related to Contact Lake ($689,579) and included camp and field costs ($106,254), consulting, geology and engineering fees ($164,615), transportation ($156,722) and airborne geophysics ($129,962). These costs were associated with the mapping, land surveying, airborne helicopter geophysics on the Contact Lake Property.

The Company’s net loss of $440,439 for the three month period ended May 31, 2005 consisted of mineral property expenditures and general and administration expenditures of $284,450 and $155,989 respectively. Mineral property expenditures related mainly to the Contact Lake property ($174,805). General and administrative expenses included advertising and promotion ($45,579), consulting and management fees ($17,700) and legal and accounting fees ($20,370).

LIQUIDITY

The Company currently has no operating revenues other than interest income and proceeds from the sale of available for sale investments.  The Company relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

At February 28, 2007, the Company had cash and cash equivalents on its balance sheet of $30,105,471 and working capital of $27,124,247 as compared to $30,149,153 of cash and cash equivalents and working capital of $30,224,674 at November 30, 2006.  The reduction in cash and working capital of $43,682 and $3,100,427, respectively, is in part due to the receipt of $356,605 from the exercise of 649,640 stock options and warrants and $91,558 from net investing activities offset by cash used in operations of $484,345.

Subsequent to February 28, 2007, the Company received $1,682,352 upon the exercise of 2,575,000 warrants, 2,004 agent warrants and 12,500 stock options.  At April 20, 2007, the Company has cash and cash equivalents of $31,295,032 on its balance sheet.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2007.

CAPITAL RESOURCES

The Company at February 28, 2007, had warrants and stock options outstanding that are currently in the money, which could potentially bring an additional $26,959,551 to the Company’s treasury upon exercise.  The Company has no outstanding debt facility upon which to draw.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised.  The Company is compelled to exercise the Longtom Option within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property or at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

The Company must incur mineral property exploration expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property exploration expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.  As a result, the Company is obligated to spend approximately $19,571,466 by October 18, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Tracy Moore, Michael Bogin, Robert Hall and Stuart Rogers, who was appointed on March 1, 2007.  Tim Coupland is the Company’s President and Chief Executive Officer, Michael Bogin is the Company’s Chief Financial Officer, Robert Hall is the Company’s Director of Field Operations and Ann-Marie Cederholm is the Company’s Corporate Secretary.  The Company paid or accrued amounts to related parties as follows:

	For the Three Month Period Ended February 28
	2007	2006
Consulting fees paid to a company controlled by Mr. Tim Coupland(1)	$-	$14,344
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	5,000	-
Secretarial fees paid to an individual related to Mr. Tim Coupland	11,500	9,037
Management fees paid to a company controlled by Mr. Tim Coupland	17,500	22,500
Director fees paid to a company controlled by Mr. Tracy Moore	8,000	3,000
Director fees paid to a company controlled by Mr. Robert Hall(1)	14,000	-
Accounting fees paid to a proprietorship controlled by Ms. Ann-Marie Cederholm(1)	6,525	7,046
Salaries and benefits paid to directors and/or officers of the Company(1)	59,380	-
	$121,905	$55,927

Note:

(1)

Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on a consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.  At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.  The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of November 30, 2006 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquires of the Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at February 28, 2007.

The President and Chief Financial Officer are also required to file certifications of our interim filings under Multilateral Instruments 52-109.  These certifications may be accessed at www.sedar.com.

OTHER SUBSEQUENT EVENTS

Subsequent to February 28, 2007, 12,500 stock options were exercised for total proceeds of $7,500, 2,004 agent’s warrants were exercised for total proceeds of $1,102 and 2,600,000 share purchase warrants were exercised for total proceeds of $1,690,000.

Subsequent to quarter-end, the company announced that Mr. Stuart Rogers has been appointed to the Board of Directors of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities.  These estimates are based on management’s best judgment.  Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to its available for sale investment, does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in 2007.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

Effective December 1, 2006, the Company adopted CICA Handbook Section 1530, Comprehensive Income.  Gains or losses associated with items designated as held for trading are recorded in the statement of operations, separate from any interest or dividends earned on these investments.  Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within the Company’s other comprehensive income until such time as the investment is disposed of or, incurs a decline in fair value that is other than temporary, at which time any gains or losses will then be realized and reclassified to the statement of operations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable, available for sale investments, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

SHARE DATA

As of the date of this MD&A, the Company has 99,515,861 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)

The Company has the option to acquire the remaining 50% interest in the Longtom Property for $315,000. At the Company’s option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading days immediately preceding and the five days trading days immediately following the date of exercise.

b)

Incentive stock options that could result in the issuance of up to 5,905,000 common shares. Of these stock options, 55,000 are exercisable at $0.15 each, 200,000 are exercisable at $0.20 each, 2,400,000 are exercisable at $0.60 each and 3,250,000 are exercisable at $1.57 each.

c)

Share purchase and agent compensation warrants that could result in the issuance of up to 12,502,790 common shares ranging from $0.45 to $2.20 each. Details of these warrants are described in note 10 to our unaudited financial statement for the three month period ended February 28, 2007.

Form 52-109F2 Certification of Interim Filings

I, Tim Coupland, President and Chief Executive Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending February 28, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 20, 2007

/s/ Tim Coupland

_______________________

Tim Coupland

President and Chief Executive Officer (CEO)

Form 52-109F2 Certification of Interim Filings

I, Michael Bogin, Chief Financial Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending February 28, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 20, 2007

/s/ Michael Bogin

_______________________

Michael Bogin

Chief Financial Officer (CFO)